January 10, 2006

Room 7010

Raymond J. Seabrook
Sr. Vice President and Chief Financial Officer
Ball Corporation
10 Longs Peak Drive, PO Box  5000
Broomfield, Colorado 80021-2510

Re:	Ball Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for the Fiscal Quarters Ended April 3, 2005, July 3,
2005,
and October 2, 2005
	File No. 001-07349

Dear Mr. Seabrook:

      We have reviewed your response to our letter dated November
22,
2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

2. Business Segment Information

1. With regards to your prior comment 1, we note that North
American
Metal Food Containers, North American Metal Beverage Containers and
North American Plastic containers are each operating segments which you aggregate into a single reporting segment. You have provided us with some analysis concerning the EBIT margins of these operating segments. However without the underlying information it is difficult for us to gain an appropriate understanding of their comparative operations.
Please provide for us the financial information that is provided to the CODM (as a group) which shows the EBIT margins for each operating segment for each of the last 3 years, including international and Aerospace and Technologies. In addition, please explain to us the operating structure of Aerospace and Technologies. We assume that there are operating segments within that reportable segment as well.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Melissa Rocha at (202) 551-3854 or me at
(202)
551-3689 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


John Hartz
Senior Assistant Chief Accountant
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Raymond J. Seabrook
Ball Corporation
January 10, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
   CORPORATION FINANCE